Exhibit 12

SOUTHERN UNION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the Company on a historical basis for the six months ended June 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest.  “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals.  No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.  Interest on unrecognized tax liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	6 Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
	(In thousands)
FIXED CHARGES:
Interest Expense	$107,572	$210,008	$191,022	$204,272	$202,403	$202,513
Net amortization of debt discount, premium and
issuance expense	2,932	6,657	5,778	3,136	743	12,130
Capitalized Interest	513	6,646	25,747	18,963	14,708	5,492
Interest portion of rental expense	3,372	6,685	7,576	6,386	6,645	6,234

Total Fixed Charges	$114,389	$229,996	$230,123	$232,757	$224,499	$226,369

EARNINGS:
Consolidated pre-tax income from
continuing operations	$164,665	$349,677	$251,480	$399,926	$323,970	$326,330
Earnings of equity investments	(51,749)	(105,415)	(80,790)	(75,030)	(100,914)	(141,370)
Distributed income from equity investments	1,500	3,500	-	77,150	103,550	62,637
Capitalized interest	(513)	(6,646)	(25,747)	(18,963)	(14,708)	(5,492)
Total fixed charges (from above)	114,389	229,996	230,123	232,757	224,499	226,369

Earnings Available for Fixed Charges	$228,292	$471,112	$375,066	$615,840	$536,397	$468,474

Ratio of Earnings to Fixed Charges	2.0	2.0	1.6	2.6	2.4	2.1